INVEST IN **SOHOMD**

Evolving Mental Health with Intelligent Holistic Care



sohomd
High Quality, Affordable Mental Healthcare For All

sohomd.com New York, NY

B2B | Healthcare | AR & VR | B2C | Minority Founder

Highlights

Profitable
Profitable for prior 3 months and expect same in future

$1M+ Revenue
Earned over the last 12 months

1. $20M Annual Revenue in 2024
2. 70,000 Patients, $115M revenue, 19 States
3. First round of institutional funding, with a clean-cap table
4. In-network with most major insurance plans
5. Scaling the business with the intent of profitability
6. Projected to reach over $70M in annual revenue within 2 years (not guaranteed)
7. Patent pending for the use of VR in therapy

Featured Investor



Siva Nadarajah
Syndicate Lead

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Invested $25,000

Siva has over 23 years of clinical, safety, and marketing experience in the pharmaceutical industry. His previous venture, Semantelli, an AI-based drug safety detection and healthcare social media analytics platform was acquired by IQVIA, the world's leading clinical research organization with over 58,000 employees and $11 billion in revenue, where he served as a General Manager for six years. Siva has two US patents.

"I run a digital health company, and in my experience, I have not seen any other organization achieve the level of clinical outcomes in mental health that SohoMD has consistently delivered. Their holistic approach—integrating medical care, therapy, nutrition, and lifestyle interventions—positions them to fundamentally transform how mental health care is delivered. Equally important, their extensive and high-quality data assets provide a unique foundation to power the next generation of AI mental health copilots, enabling highly personalized, data-driven care at scale."

Our Founder



Jacques Jospitre Founder & CEO

MD/MBA

Virtual Biological Psychiatry



sohomd
Evolving Mental Health with Intelligent Holistic Care
Our strategy to profitably scale our proven high-quality clinical model.
$20 Million
Annual Revenue
70,000+
Patients Served
173%
5-Year Growth



Disclaimer

sohomd

The information contained herein includes certain statements, estimates and projections provided by the Company's management with respect to anticipated future performance. Such forward-looking statements, estimates and projections reflect various assumptions and elements of subjective judgment concerning anticipated results, which assumptions and elements of subjective judgment may or may not prove to be correct. You are cautioned not to place undue reliance on these forward-looking statements, which are made only as of the date hereof. No representations or warranties, express or implied, are made as to the accuracy or completeness of such statements, estimates, projections or assumptions, and neither the Company nor any of its affiliates or any of their respective advisors shall have any liability relating thereto. This presentation does not constitute an offer to sell or a solicitation of offers to buy securities of the Company or its subsidiaries. The only information that will have any legal effect will be that information specifically contained or referred to in any and all definitive legal agreements between the Company and a potential purchaser when, as and if executed, and subject to such limitations and restrictions as may be specified in such definitive legal agreements.

This presentation contains confidential information regarding the Company and its affiliates. By acceptance hereof, the receiving party, which shall include the recipient entity and all of its directors, officers, employees, advisors, and representatives (the "Receiving Party"), acknowledges that it has executed a confidentiality agreement with the Company (the "Confidentiality Agreement") and agrees that it will not copy, reproduce, disclose or distribute to others this presentation in whole or in part, at any time, without the prior written consent of the Company, except as expressly permitted in the Confidentiality Agreement. The Receiving Party further agrees that it will, and will cause its directors, officers, employees, advisors, and representatives to use this presentation only to evaluate a transaction with the Company as described herein and for no other purpose.

The information in this presentation is as of the date hereof, or if another date is indicated, as of such date. Neither the Company nor any of its affiliates or their advisors has any obligation to update or otherwise revise this presentation or other materials supplied herewith, including in the event that such information becomes inaccurate.

The Company reserves the right, for any reason or no reason at all, to require the return of this presentation at any time. Upon request, the recipient will return this presentation together with any copies thereof and any other confidential information of the Company or its affiliates.

Conventional care misses the big picture. Symptoms are improved but problems are not always solved.



Mental and physical health are treated in silos, leading to poor outcomes, higher costs, and unmet needs.
Fragmented Care is the Norm
70%
So Patients Experience Poor Health Outcomes
3X
Current Solutions Fall Short
Talk Therapy
Psychiatry
Nutrition Support
Lifestyle Guidance



70% of patients with mental health conditions also have physical health conditions, yet care is rarely coordinated.
Patients with co-occurring mental and physical conditions experience a 3 times higher mortality rate.
Apps like BetterHelp and Talkspace focus solely on talk therapy, neglecting physical health drivers such as nutrition, sleep, and chronic disease management.

SohoMD makes it a priority to understand your mental health condition to construct an effective treatment plan.



SohoMD delivers personalized, comprehensive care that addresses patients' entire well-being
Our clinical team looks deeper than pharmacological interventions to identify causes of poor mental health such as trauma-informed therapy, endocrinology, and nutrition.
Talk Therapy
Standard Model
Psychiatry
Curated Talk Therapy
Biological Psychiatry
Trauma Work
Endocrinology
Nutrition

Patients who were thought to be treatment resistant respond to a biological approach to care. "It's not all in your head."



Our clinical model achieves incredible outcomes
Patients Served
70,000+
Patient Visits
850,000+
Unparalleled Clinical Outcomes
Improvement Rate for Moderate Depression
84%
Improvement Rate for Severe Depression
95%
Average Rate of Reduction in Depression Severity
Leading to Engaged, Happy Patients
12
Average Number of Visits
4.8
ZocDoc Rating

There is a tremendous opportunity to use AI to enhance the quality and speed of work done. We will be able to use it to improve utilization and help add remote patient monitoring revenue.



AI Fuels $100M Growth Opportunity Through High-Margin Reimbursement
We are raising capital to take our high quality clinical model and scale to $74M in revenue by leveraging new reimbursement opportunities with machine learning and artificial intelligence.
$1,250 CLTV
$100 CAC
$74M
2027
$37M
2026
$15M
2025
$8.3M
Growth Driven by New Geographic and Channel Sales.
Growth from adding RPM/RPT Billing of Existing Patients.
155% Growth Rate.
Partners
Optum
Humana
aetna

Forward-looking projections are not guaranteed.

Funding will allow us to enhance our current service offering while developing complementary solutions that can improve profitability.



Funding will allow us to further expand our services and channels
Use Of Funds:
Provider Expansion
Sales & Marketing
AI Engineering
Enhance Intellectual Property
Services
Therapy & Psychiatry
Health Plans FFS


Remote Patient Monitoring
Nutrition & Endocrinology
App Subscription
Products
Supplements
Devices & Tech
Self-Pay
Employers
Medicare/Medicaid
Expand Customer Lifetime Value
Expand Sales Channels
AI Unlocks New High-Margin Reimbursement Codes In These Areas
sohomd

Our competitors are not leveraging functional medicine and are general run by non-clinicians.


Establishing SohoMD as the first truly comprehensive mental health tech platform

	sohomd	headspace	betterhelp	LifeStance HEALTH
Medical Evaluation & Labs	●			
AI-Powered Matching & Support	●	●	●	
Coordinated Case Management	●			●
Multidisciplinary Clinical Team	●			●
Employed Provider Network	●			●
Biomarker Data Tracking	●			
Longitudinal Patient Care	●		●	
Low & High Acuity Care	●			●


The Team
Jacques Jospitre, MD
CEO
Peter Bongiorno, ND
Functional Medicine Director
Jason Shapiro
Fractional CFO
Asia Lefebre
Human Resource Director
sohomd

We will use AI to help with clinical decision support and clinical engagement with the patient. This enhances the patient experience by helping clinicians efficiently create the best treatment plan and also adding greater resolution into the case.


How AI will allow us to own the care journey.
Advanced AI with in-house healthcare services create a seamless, real-time feedback loop that drives continuous innovation. This integrated approach avoids slow external adoption, ensures regulatory compliance through our own licensure, and delivers a high-touch patient experience.
By owning the entire care journey, we generate immediate revenue, higher margins, and a self-reinforcing cycle of innovation and profitability—setting us apart from standalone software or service-only competitors.
Matchmaking
Data Tracking/RPM
AI Assisted Feedback
Talk Therapy
Speech-to-text
Data Tracking
Data Tracking
AI Between Visit Follow Ups
Trauma Work
My activity
TODAY

There will be an dynamic process used to collect and model best clinical outcomes to efficiently enhance the quality of the whole team.


Our data and AI-driven system will set a new standard for precision
Data is collected via a consumer mobile app
Our app integrates with Apple Health, video chat, Instacart, and more, providing

standard for precision
and personalization

comprehensive data for personalized care.



Patients follow treatment plan with AI-assisted engagement

Patients follow personalized plans with support from AI assistants and the care team.

AI technology analyzes data

AI processes user data, offering insights to both providers and patients through smart assistants

Providers use data to inform treatment plans

Providers use AI-driven insights to deliver tailored feedback and refine treatment plans in real-time.

sohomd